UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2020

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Former Address of Principal Executive Offices)

1177 Avenue of the Americas
5th Floor
New York, NY 10036
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Changes in Registrant’s Certifying Accountant.

On June 30, 2020, Wins Finance Holdings Inc. (the “Company”) received a letter from Centurion ZD CPA & Co. (“CZD”) pursuant to which CZD resigned as the Company’s independent registered public accounting firm.

CZD’s reports on the financial statements of the Company for the fiscal years ended June 30, 2017 and 2018 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. CZD expressed an adverse opinion on the Company's internal control over financial reporting as of June 30, 2017 and 2018 because of material weaknesses.

During the Company's fiscal years ended June 30, 2017 and 2018 and through June 30, 2020, there were no disagreements with CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to CZD’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended June 30, 2017 and 2018 and through June 30, 2020, except with respect to the material weaknesses described below, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. The following material weaknesses have been identified and included in management's assessment: lack of sufficient accounting personnel qualified in US GAAP, and SEC reporting; and insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

The Company has provided CZD with a copy of the foregoing disclosures and has requested that CZD review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of CZD’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

The Company plans to engage a new auditor shortly.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Letter from Centurion ZD CPA & Co., dated July 6, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 6, 2020

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer